UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Jason Hanson

Vice President and General Counsel, GE Healthcare

General Electric Company

9900 W. Innovation Drive

Wauwatosa, Wisconsin 53226-4856

(414) 721-2200

With a copy to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,912,374(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,912,374(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,374(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with the beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents 2,047,374 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation, and 2,865,000 Common Shares underlying unexercised options, warrants and other rights, in each case that are subject to the Voting Agreements described herein.
(3)	Based on 60,608,614 Common Shares outstanding as of October 15, 2015, plus 2,865,000 Common Shares underlying unexercised options, warrants and other rights that are subject to the Voting Agreements described herein.

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,912,374(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,912,374(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,374(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with the beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents 2,047,374 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation, and 2,865,000 Common Shares underlying unexercised options, warrants and other rights, in each case that are subject to the Voting Agreements described herein.
(3)	Based on 60,608,614 Common Shares outstanding as of October 15, 2015, plus 2,865,000 Common Shares underlying unexercised options, warrants and other rights that are subject to the Voting Agreements described herein.

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Holding AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,912,374(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,912,374(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,912,374(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with the beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents 2,047,374 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation, and 2,865,000 Common Shares underlying unexercised options, warrants and other rights, in each case that are subject to the Voting Agreements described herein.
(3)	Based on 60,608,614 Common Shares outstanding as of October 15, 2015, plus 2,865,000 Shares underlying unexercised options, warrants and other rights that are subject to the Voting Agreements described herein.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”). The address of the principal executive offices of NeoGenomics is 12701 Commonwealth Drive, Suite 9, Fort Myers, Florida 33913.

ITEM 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being jointly filed by (i) General Electric Company, a New York corporation (“General Electric”), (ii) GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”) and (iii) GE Medical Holding AB, a private limited company (privat aktiebolag) organized under the laws of the Kingdom of Sweden (Reg. No. 556648-9315) (“GE Medical”). GE Medical is a wholly owned subsidiary of GE InfoTech, which is in turn a wholly owned subsidiary of General Electric.

General Electric is one of the largest and most diversified infrastructure and financial services corporations in the world. With products and services ranging from aircraft engines, power generation, oil and gas production equipment, and household appliances to medical imaging, business and consumer financing and industrial products, General Electric serves customers in approximately 175 countries and employs approximately 305,000 people worldwide. The address of the principal executive offices of General Electric is 3135 Easton Turnpike, Fairfield, CT 06828-0001.

GE InfoTech, a wholly owned subsidiary of General Electric managed within its GE Healthcare division, provides healthcare technologies products and services. GE Healthcare is a division of General Electric that also comprises controlled subsidiaries of General Electric, including GE InfoTech and GE Medical. GE Medical is a holding company of businesses managed within GE Healthcare. GE Healthcare provides essential healthcare technologies with expertise in medical imaging, software and information technology (IT), patient monitoring and diagnostics, drug discovery, biopharmaceutical manufacturing technologies and performance improvement solutions primarily for hospitals, medical facilities, pharmaceutical and biotechnology companies, and life science research worldwide. The address of the principal executive offices of GE InfoTech is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. The address of the principal executive offices of GE Medical is Björkgatan 30, 75184 Uppsala, Sweden.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of General Electric, GE InfoTech and GE Medical are listed on Schedule A attached hereto and are incorporated herein by reference.

(d) Each of General Electric, GE InfoTech and GE Medical has not, and, to the best of each of General Electric’s, GE InfoTech’s and GE Medical’s knowledge, during the last five years, each of the persons listed in Schedule A hereto has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each of General Electric, GE InfoTech and GE Medical has not, and, to the best of each of General Electric’s, GE InfoTech’s and GE Medical’s knowledge, during the last five years, each of the persons listed in Schedule A hereto has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3 of Schedule 13D, the information contained in (or incorporated by reference into) Item 4 of this Schedule 13D is incorporated herein by reference.

Each of General Electric, GE InfoTech and GE Medical may be deemed to have acquired beneficial ownership of 4,912,374 Common Shares (including 2,865,000 Common Shares underlying unexercised options, warrants and other rights) pursuant to the Voting Agreements (as defined below) and certain irrevocable proxies to vote such Common Shares granted thereunder.

As described in NeoGenomics’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2015, on October 20, 2015, GE Medical entered into a Stock Purchase Agreement (the “Purchase Agreement”), which is attached hereto as Exhibit 99.1, with NeoGenomics and NeoGenomics Laboratories, Inc., a wholly owned subsidiary of NeoGenomics (“NeoGenomics Laboratories”). Concurrently and in connection with the execution of the Purchase Agreement, GE Medical entered into individual Voting Agreements, dated as of October 20, 2015 (collectively, the “Voting Agreements”), with each of the executive officers and directors of NeoGenomics listed on Schedule B hereto (the “Supporting Stockholders”), the form of which is attached hereto as Exhibit 99.2. None of General Electric, GE InfoTech and GE Medical has paid consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Purchase Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Purchase Agreement attached as Exhibit 99.1 to this Schedule 13D and to the form of Voting Agreements attached as Exhibit 99.2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

ITEM 4.	Purpose of Transaction.

To the extent required by Item 4 of Schedule 13D, the information contained in (or incorporated by reference into) Item 3 of this Schedule 13D is incorporated herein by reference.

(a)-(b)

Purchase Agreement

Pursuant to the Purchase Agreement and subject to the conditions set forth therein, NeoGenomics (through NeoGenomics Laboratories) has agreed to acquire from GE Medical all of the issued and outstanding shares of common stock, par value $0.01 per share, of Clarient, Inc. (“Clarient”), a wholly owned subsidiary of GE Medical, for (i) cash consideration of $80.0 million, (ii) 15,000,000 Common Shares (“NEO Common Shares”), and (ii) 14,666,667 shares of Series A convertible preferred stock, par value $0.001 per share (“NEO Preferred Shares”, and, together with the NEO Common Shares, the “NEO Shares”) of NeoGenomics (the “Transaction”). NeoGenomics has the right to increase the cash portion of the purchase price by up to $110.0 million, which would result in a corresponding reduction in the number of NEO Preferred Shares issued as part of the purchase price.

Each of the parties has made representations and warranties and agreed to certain covenants in the Purchase Agreement. The closing of the Transaction is subject to the satisfaction or waiver of various closing conditions, including, among others: (1) the approval by NeoGenomics’ stockholders of (a) the issuance of the NEO Shares to GE Medical in connection with the Transaction (the “Stock Issuance”), (b) amendments to NeoGenomics’ Articles of Incorporation to increase the number of authorized shares of common stock and preferred stock (the “Stock Charter Amendments”) and (c) the Transaction (the “Transaction Proposal”); (2) the absence of any order of any governmental authority that prohibits or materially restrains the Transaction and the absence of any proceeding brought by any government authority pending before any court of competent jurisdiction seeking such an order; (3) all required approvals must have been obtained and required notices must have been made and required waiting periods imposed by any government authorities necessary for the consummation of the transactions must have expired or been terminated; (4) the absence of the occurrence of a material adverse effect on the business of Clarient since the date of the Purchase Agreement; (5) the size of the NeoGenomics Board of Directors must be 10 directors as of the closing, and there must be at least one vacancy on the Board as of the closing such that GE Medical’s nominee to the Board may be considered and appointed as set forth in the Investor Rights Agreement (as described below); (6) the NEO Common Shares to be issued to GE Medical and the shares of common stock issuable upon conversion of the NEO Preferred Shares must have been approved for listing subject to notice of issuance on the NASDAQ Capital Market; and (7) the certificate of designations authorizing the NEO Preferred Shares must have been duly and validly filed with the applicable government authority.

Pursuant to the Purchase Agreement, NeoGenomics is to hold a special meeting of its stockholders (the “NeoGenomics Special Meeting”) to obtain stockholder approval of the Stock Issuance, the Stock Charter Amendments, the Transaction Proposal, a proposal for the solicitation of additional proxies if there are insufficient votes in favor of adoption of the Stock Issuance and a proposal to amend and restate the NeoGeonomics Amended and Restated Equity Incentive Plan to increase the authorized number of shares of common stock available and reserved for issuance and to clarify provisions regarding restrictions on the repricing of options and stock appreciation rights (collectively, the “Proposals”).

Voting Agreements

As described in Item 3 of this Schedule 13D, concurrently and in connection with the execution of the Purchase Agreement, GE Medical entered into individual Voting Agreements with each of the Supporting Stockholders covering (i) the NeoGenomics securities owned by such Supporting Stockholder and set forth next to such Supporting Stockholder’s name on Schedule A to the applicable Voting Agreement and (ii) all additional NeoGenomics securities that such Supporting Stockholder acquires from October 20, 2015 to the termination date of the applicable Voting Agreement (collectively, the “Subject Securities”).

Under the terms of the Voting Agreements, each Supporting Stockholder has agreed to, among other things, vote his or her Subject Securities as follows: (i) in favor of the Proposals and any other matter required to be approved by the NeoGenomics’ stockholders in order to effect the transactions contemplated by the Purchase Agreement and the consummation thereof; and (ii) against the approval or adoption of (a) any proposal which is in opposition to the Proposals or any of the transactions contemplated by the Purchase Agreement or which would reasonably be expected to interfere with or delay the consummation of any of the transactions contemplated by the Purchase Agreement, (b) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of NeoGenomics or any of its subsidiaries other than a reverse stock split, (c) any acquisition proposal or any agreement or arrangement constituting or related to any acquisition proposal, and (d) any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of NeoGenomics or NeoGenomics Laboratories under the Purchase Agreement or which could result in any of the conditions to the consummation of Transaction not being fulfilled.

As part of the Voting Agreements, each Supporting Stockholder has granted an irrevocable proxy to GE Medical, and any GE Medical designees, with respect to voting the Subject Securities for the matters contemplated by the Voting Agreement. Further, subject to certain exceptions, each Supporting Stockholder has agreed not to transfer his or her Subject Securities, or any voting rights applicable to such Subject Securities, until the termination of the Voting Agreements.

The Voting Agreements will automatically terminate upon the earlier to occur of (i) the approval by NeoGenomics stockholders of the Stock Issuance, the Stock Charter Amendments and the Transaction Proposal and (ii) the termination of the Purchase Agreement.

As of October 20, 2015, 4,912,374 Common Shares (including 2,865,000 Common Shares underlying unexercised options, warrants and other rights) owned by the Supporting Stockholders are subject to the Voting Agreements. Pursuant to the Voting Agreements, therefore, General Electric, GE InfoTech and GE Medical may be deemed to have acquired beneficial ownership of the Subject Securities covered by the Voting Agreements.

Investor Board Rights, Lockup and Standstill Agreement

Pursuant to the Purchase Agreement and concurrent with the closing of the Transaction, NeoGenomics will enter into an Investor Board Rights, Lockup and Standstill Agreement (the “Investor Rights Agreement”).

GE Medical Representation on the NeoGenomics Board

Pursuant to the Investor Rights Agreement, NeoGenomics is required to use commercially reasonable efforts to appoint, within 10 business days of the closing of the Transaction, one director designated by GE Medical to the Board, provided that such designee meets the director qualification requirements set forth in the Investor Rights Agreement. Thereafter, for so long as GE Medical, or General Electric and its subsidiaries (collectively, the “GE Parties”) continue to beneficially own in the aggregate at least 10% of NeoGenomics’ then-outstanding voting stock, GE Medical will be entitled to designate for nomination one director for election at each annual or special meeting of NeoGenomics’ stockholders at which directors of the Board are to be elected and at which the seat held by GE Medical’s designee is subject to election. Subject to the terms of the Investor Rights Agreement, NeoGenomics is required to support the election of GE Medical’s nominee and GE Medical is required to vote all shares of NeoGenomics voting stock beneficially owned by it in favor of the director slate nominated by management.

Board Observer Rights

For so long as the GE Parties continue to beneficially own at least 20% of NeoGenomics’ then-outstanding voting stock, General Electric will be entitled to have one representative of the GE Parties acceptable to NeoGenomics attend all meetings of the Board (and any committees upon which GE Medical’s designee sits that are held incident with such Board meeting), in a non-voting observer capacity, and such representative will receive copies of all materials NeoGenomics provides to its directors in connection with such meeting. NeoGenomics may exclude such representative from access to any of such materials or meetings or portions thereof if it believes that any such material or portion thereof is a trade secret or similar confidential information or such exclusion is necessary to preserve the attorney-client privilege.

General Standstill Provisions

For a period of 48 months following the closing of the Transaction, unless specifically approved by NeoGenomics or earlier terminated in accordance with the Investor Rights Agreement, none of the GE Parties will, directly or indirectly, acquire or agree to acquire ownership of any Common Shares, except the NEO Shares, any shares issued or issuable upon conversion of the NEO Preferred Shares or as a result of the terms of the NEO Preferred Shares, any shares issued or issuable as a result of any stock split, stock dividend, right, warrant, or other distribution, recapitalization or offering made available by NeoGenomics to holders of its voting stock or shares acquired pursuant to the participation rights provided in the Investor Rights Agreement. The standstill provisions are also subject to various additional exceptions as provided for in the Investor Rights Agreement.

Transfer Restrictions

Subject to certain exceptions, none of the GE Parties may, without NeoGenomics’ prior written consent, sell or transfer any of the NEO Shares, or engage in any hedging or other transaction designed to, or that reasonably could be expected to, result in the disposition of the NEO Shares, until the earlier of (i) two years from the closing of the Transaction and (ii) the date which is 6 months after NeoGenomics has redeemed all of the NEO Preferred Shares.

Lock-up Agreements

Concurrently and in connection with the execution of the Purchase Agreement, Douglas VanOort, NeoGenomics’ Chief Executive Officer and Chairman of the Board, and Steven Jones, NeoGenomics’ Executive Vice President—Finance and a member of the Board, entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which they agreed, subject to certain exceptions, not to sell or transfer any Common Shares or securities convertible into, exchangeable or exercisable for, or that represent the right to receive Common Shares, owned by such individual and set forth on Schedule A to the applicable Lock-up Agreement, for six months after the closing of the Transaction.

Registration Rights Agreement

Pursuant to the Purchase Agreement and concurrent with the closing of the Transaction, GE Medical and NeoGenomics will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, NeoGenomics will be required to file on or before the earlier of (i) 21 months following the closing of the Transaction and (ii) 6 months after NeoGenomics redeems all of the NEO Preferred Shares held by GE Medical, a shelf registration statement for the offer and sale of the NEO Common Shares and any shares of NeoGenomics common stock issuable upon conversion of the NEO Preferred Shares. The Registration Rights Agreement also provides GE Medical with customary demand and piggyback registration rights with respect to such shares.

References to, and descriptions of, the Purchase Agreement, the Voting Agreements, the Investor Rights Agreement, the Lock-up Agreements and the Registration Rights Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Purchase Agreement attached as Exhibit 99.1 to this Schedule 13D, the form of Voting

Agreements attached as Exhibit 99.2 to this Schedule 13D, the form of Investor Rights Agreement attached as Exhibit 99.3 to this Schedule 13D, the form of Lock-up Agreements attached as Exhibit 99.4 to this Agreement and the form of Registration Rights Agreement attached as Exhibit 99.5 to this Agreement. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

(c) Not applicable.

(d) Other than as a result of the Transaction described in Item 4(a)-(b), not applicable.

(e) Other than as a result of the Transaction described in Item 4(a)-(b), not applicable.

(f) Not applicable.

(g) Other than as a result of the Transaction described in Item 4(a)-(b), not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, none of General Electric, GE InfoTech and GE Medical currently has plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) None of General Electric, GE InfoTech and GE Medical directly owns any Common Shares. As described in Item 4 of this Schedule 13D, however, as a result of the Voting Agreements, General Electric, GE InfoTech and GE Medical may be deemed to hold shared power to vote 4,912,374 Common Shares (including 2,865,000 Common Shares underlying unexercised options, warrants and other rights), representing approximately 7.74% of the outstanding Common Shares as of October 20, 2015 (based on 60,608,614 Common Shares outstanding as of October 15, 2015, plus 2,865,000 Common Shares underlying unexercised options, warrants and other rights that are subject to the Voting Agreements).

None of General Electric, GE InfoTech and GE Medical has sole voting or sole dispositive power with respect to the Common Shares held by the Supporting Stockholders, but may be deemed to have shared voting and shared dispositive power with respect to such Common Shares. General Electric, GE InfoTech and GE Medical may be deemed to share with the Supporting Stockholders the power to vote such Common Shares solely with respect to those matters described in Item 4 of this Schedule 13D and in the Voting Agreements, which are incorporated herein by reference. General Electric, GE InfoTech and GE Medical may also be deemed to share with the Supporting Stockholders the power to dispose such Common Shares solely to the extent provided in the Voting Agreements, as more fully described in Item 4 of this Schedule 13D and in the Voting Agreements, which are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, however, each of General Electric, GE InfoTech and GE Medical expressly declares that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by General Electric, GE InfoTech or GE Medical, as applicable, that it is the beneficial owner of any of the Common Shares held by the Supporting Stockholders and referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Schedule 13D, each of General Electric, GE InfoTech and GE Medical does not, and, to the best of each of General Electric’s, GE InfoTech’s and GE Medical’s knowledge, each of its executive officers and directors does not, beneficially own any Common Shares.

(c) Except as otherwise disclosed herein, each of General Electric, GE InfoTech and GE Medical has not, and, to the best of each of General Electric’s, GE InfoTech’s and GE Medical’s knowledge, each of the persons listed in Schedule A hereto has not, effected any transaction in Common Shares during the past 60 days.

(d) To the knowledge of each of General Electric, GE InfoTech and GE Medical, no person, other than the Supporting Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 to this Schedule 13D, to the knowledge of General Electric, GE InfoTech and GE Medical, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of NeoGenomics, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Stock Purchase Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc.

Exhibit 99.2	Form of Voting Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB and each Supporting Stockholder.

Exhibit 99.3	Form of Investor Board Rights, Lock-up and Standstill Agreement, to be entered into by and among NeoGenomics, Inc., GE Medical Holding AB and General Electric Company.

Exhibit 99.4	Form of Lock-Up Agreement, dated as of October 20, 2015, by and among, NeoGenomics, Inc., GE Medical Holding AB and each of Douglas M. VanOort and Steven C. Jones.

Exhibit 99.5	Form of Registration Rights Agreement, to be entered into by and between NeoGenomics, Inc. and GE Medical Holding AB.

Exhibit 99.6	Joint Filing Agreement, dated as of October 30, 2015, by and among General Electric Corporation, GE Medical Systems Information Technologies, Inc. and GE Medical Holding AB.

Exhibit 99.7	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney attached hereto as Exhibit 99.7

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Thierry Leclercq
Name:	Thierry Leclercq
Title:	President and Chief Executive Officer

GE MEDICAL HOLDING AB

By:	/s/ Kieran Murphy
Name:	Kieran Murphy
Title:	Authorized Signatory

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below. The business address of each director and executive officer of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001. All of the individuals listed below are citizens of the United States of America other than W. Geoffrey Beattie and Andrea Jung, who are citizens of Canada. Marijin E. Dekkers is also a citizen of the Netherlands.

Name	Present Principal Occupation or Employment
W. Geoffrey Beattie	Chief Executive Officer, Generation Capital, Toronto, Canada. Director of General Electric Company.

John J. Brennan	Chairman Emeritus and Senior Advisor, The Vanguard Group, Malvern, Pennsylvania. Director of General Electric Company.

James I. Cash, Jr.	Emeritus James E. Robison Professor of Business Administration, Harvard Business School, Boston, Massachusetts. Director of General Electric Company.

Francisco D’Souza	Chief Executive Officer, Cognizant Technology Solutions Corporation, Teaneck, New Jersey. Director of General Electric Company.

Marijin E. Dekkers	Chairman of the Board of Management, Bayer, Leverkusen, Germany. Director of General Electric Company.

Susan J. Hockfield	President Emerita and Professor of Neuroscience, the Massachusetts Institute of Technology, Cambridge, Massachusetts. Director of General Electric Company.

Jeffrey R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company, Fairfield, Connecticut. Director of General Electric Company.

Andrea Jung	President, Chief Executive Officer and Director, Grameen America, New York, New York. Director of General Electric Company.

Robert W. Lane	Former Chairman of the Board and Chief Executive Officer, Deere & Company, Moline, Illinois. Director of General Electric Company.

Rochelle B. Lazarus	Chairman Emeritus and former Chief Executive Officer, Ogilvy & Mather Worldwide, New York, New York. Director of General Electric Company.

James J. Mulva	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company.

James E. Rohr	Former Chairman and Chief Executive Officer, PNC Financial Services Group, Pittsburgh, Pennsylvania. Director of General Electric Company.

Mary L. Schapiro	Vice Chairman, Advisory Board of Promontory Financial Group and former Chairman, U.S. Securities and Exchange Commission, Washington D.C. Director of General Electric Company.

Name	Present Principal Occupation or Employment
Robert J. Swieringa	Professor Emeritus of Accounting and former Anne and Elmer Lindseth Dean, S.C. Johnson Graduate School of Management, Cornell University, Ithaca, New York. Director of General Electric Company.

James S. Tisch	President and Chief Executive Officer, Loews Corporation, New York, New York. Director of General Electric Company.

Douglas A. Warner III	Former Chairman of the Board, J.P. Morgan Chase, The Chase Manhattan Bank, and Morgan Guaranty Trust Company, New York, New York. Director of General Electric Company.

Jeffrey S. Bornstein	Senior Vice President and Chief Financial Officer of General Electric Company.

Elizabeth J. Comstock	Vice Chairman, Business Innovations of General Electric Company.

Brackett B. Denniston III(1)	Senior Vice President and General Counsel of General Electric Company.

Jan R. Hauser	Vice President, Controller and Chief Accounting Officer, General Electric Company.

Daniel C. Heintzelman	Vice Chairman, Enterprise Risk and Operations of General Electric Company.

Susan P. Peters	Senior Vice President, Human Resources of General Electric Company.

John G. Rice	Vice Chairman, President and Chief Executive Officer, Global Growth Organization of General Electric Company.

Keith S. Sherin	Vice Chairman of General Electric Company and Chairman and Chief Executive Officer of GE Capital.

(1)	Effective November 1, 2015, General Electric has appointed Alex Dimitrief as Senior Vice President and General Counsel to succeed Brackett B. Denniston, who will retire as General Counsel. Mr. Denniston will retire from his position as Senior Vice President and an executive officer of GE at the end of 2015.

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Systems Information Technologies, Inc. are set forth below. The business address of each director and executive officer of GE Medical Systems Information Technologies, Inc. is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. Thierry Leclercq is a citizen of France and Peter Logan is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
Thierry Leclercq	President and Chief Executive Officer, GE Healthcare Life Solutions. Sole Director, President and Chief Executive Officer, GE Medical Systems Information Technologies, Inc.

Peter Logan	Chief Financial Officer, GE Healthcare Life Solutions. Vice President, Finance, Chief Financial Officer and Treasurer, GE Medical Systems Information Technologies, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL HOLDING AB

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Holding AB are set forth below. The business address of each director and executive officer of GE Medical Holding AB is Björkgatan 30, 75184 Uppsala, Sweden. Nathan Winters is a citizen of the United States of America, Martin Wilkinson is a citizen of the United Kingdom, and Jan Erneberg and Ann-Christine Löfgren are citizens of Sweden.

Name	Present Principal Occupation or Employment
Jan Erneberg	General Manager, Operations, GE Healthcare Life Sciences, Executive Officer and Director of GE Medical AB.

Ann-Christine Löfgren	Controller, GE Healthcare Life Sciences BioProcessing, Executive Officer and Director of GE Medical Holding AB.

Martin Wilkinson	Treasurer, GE Healthcare Life Sciences, Executive Officer and Director of GE Medical Holding AB.

Nathan Winters	Chief Financial Officer, GE Healthcare Life Sciences BioProcessing, Executive Officer and Director of GE Medical Holding AB.

SCHEDULE B

PARTIES TO VOTING AGREEMENTS WITH GE MEDICAL HOLDING AB

George Cardoza

Bruce Crowther

Allison Hannah

Raymond R. Hipp

Kevin C. Johnson

Steven C. Jones

William J. Robison

Lynne Tetrault

Douglas VanOort

INDEX OF EXHIBITS

Exhibit 99.1	Stock Purchase Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc.

Exhibit 99.2	Form of Voting Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB and each Supporting Stockholder.

Exhibit 99.3	Form of Investor Board Rights, Lock-up and Standstill Agreement, to be entered into by and among NeoGenomics, Inc., GE Medical Holding AB and General Electric Company.

Exhibit 99.4	Form of Lock-Up Agreement, dated as of October 20, 2015, by and among, NeoGenomics, Inc., GE Medical Holding AB and each of Douglas M. VanOort and Steven C. Jones.

Exhibit 99.5	Form of Registration Rights Agreement, to be entered into by and between NeoGenomics, Inc. and GE Medical Holding AB.

Exhibit 99.6	Joint Filing Agreement, dated as of October 30, 2015, by and among General Electric Corporation, GE Medical Systems Information Technologies, Inc. and GE Medical Holding AB.

Exhibit 99.7	Power of Attorney